FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 12, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press Release dated May 10, 2004 titled “Telecom Argentina Announces Expected APE Solicitation Commencement Date For Debt Restructuring”.

2.	Press Release dated May 10, 2004 titled “Telecom Argentina S.A. Announces Consolidated First Quarter Results for Fiscal Year 2004 (“1Q04”) *”

Item 1.

FOR IMMEDIATE RELEASE

Market Cap: Pesos 4.3 billion

May 10, 2004

Contacts:

Pablo Caride	Marlene Wechselblatt
Pedro Insussarry	Golin/Harris International
Telecom Argentina	(212) 697-9191
(54-11) 4968-3627/3743

TELECOM ARGENTINA ANNOUNCES EXPECTED

APE SOLICITATION COMMENCEMENT DATE

FOR DEBT RESTRUCTURING

Buenos Aires, May 10, 2004 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom”) today announced its expected timetable for commencement of the solicitation to grant powers of attorney or commitments to approve its comprehensive restructuring of all of its outstanding unsecured financial debt pursuant to an Acuerdo Preventivo Extrajudicial, or an out-of-court restructuring agreement governed by Argentine law (the “APE”).

Subject to obtaining pending regulatory approvals, Telecom expects to commence the APE solicitation by the beginning of June 2004. The APE solicitation period is expected to remain open for at least 20 business days.

Pursuant to the terms of the final APE and the terms and conditions which will be set forth in detail in a solicitation statement to be distributed to holders of Telecom’s unsecured financial debt, under Telecom’s debt restructuring plan:

•	Telecom will capitalize a portion of the accrued but unpaid interest on each holder’s outstanding unsecured financial debt for the period from June 25, 2002 through December 31, 2003 by a capitalized interest factor equal to 1.058.

•	On the date the new notes are issued, Telecom expects to make a cash payment for accrued but unpaid interest from January 1, 2004 until the issue date as follows:

•	For holders who receive Telecom’s Series A Notes (as described below), this payment will be calculated based on an annual rate equal to 5.53% for Series A notes denominated in US dollars, 4.83% for Series A notes denominated in euro, 1.93% for Series A notes denominated in yen and 3.23% for Series A notes denominated in pesos.

•	For holders who receive Telecom’s Series B Notes (as described below) this payment will be calculated based on an annual rate equal to 9% for the Series B Notes.

•	For holders who receive cash under Option C (as described below), this payment will be based on the amount of interest that Telecom has earned on the US$663 million of available cash in Option C from January 1, 2004 until the issue date.

As contemplated by Telecom’s debt restructuring plan described in the solicitation statement, holders of Telecom debt may select among three options:

Option A: Step-Up Notes that mature in 2014 (the “Series A Notes”) with an initial interest coupon of 5.53% for Series A Notes denominated in U.S. dollars (4.83% for euro-denominated, 1.93% for yen-denominated and 3.23% for peso-denominated Series A Notes) from January 1, 2004 through October 15, 2008; and 8% for Series A Notes denominated in U.S. dollars (6.89% for euro-denominated, 3.69% for yen-denominated and 3.42% for peso- denominated Series A Notes) from October 16, 2008 through October 15, 2014.

•	For each 1,058 aggregate principal amount of outstanding debt to be restructured, holders who receive Series A Notes will receive consideration that corresponds to 100% of 1,058, including the capitalized interest factor.

•	Holders may elect to receive Series A Notes denominated in the same currency as the outstanding Telecom debt held by them or in US dollars.

•	The APE solicitation will be subject to a minimum required participation in Option A of the equivalent of at least US$300 million.

•	Principal will be due and payable in semi-annual installments and is expected to begin amortizing on the Series A Notes commencing on October 15, 2004

Option B: Step-Up Notes that mature in 2011 (the “Series B Notes”) with an initial interest coupon of 9.0% from January 1, 2004 through October 15, 2005, 10.0% from October 16, 2005 through October 15, 2008 and 11.0% from October 16, 2008 through October 15, 2011.

•	For each 1,058 aggregate principal amount of outstanding debt to be restructured, holders who receive Series B Notes will receive consideration that corresponds to approximately 94.5% of 1,058, including the capitalized interest factor.

•	Holders who elect to receive the Series B Notes agree that up to 37.5% of the outstanding Telecom debt held by them may be allocated to Option C to the extent Option C is not fully subscribed.

•	Series B Notes will only be denominated in US dollars.

•	Principal will be due and payable in semi-annual installments and is expected to begin amortizing on the Series B Notes commencing on October 15, 2004

•	A maximum of US$1,376 million of outstanding Telecom debt, including the capitalized interest factor, may be retired under Option B.

Option C: Cash at a price from 740 to 850 per 1,058, including the capitalized interest factor, as determined pursuant to a Modified Dutch Auction process.

2

•	Holders that elect Option C or that are allocated into Option C will receive interest for the period beginning January 1, 2004 until the issue date for outstanding Telecom debt held by them that is retired under Option C based on the amount of interest that Telecom has earned on the US$663 million of available cash in Option C .

•	Holders may elect to receive cash pursuant to Option C that is denominated in the same currency as the outstanding Telecom debt held by them or in US dollars.

•	A maximum of US$825 million of outstanding Telecom debt, including the capitalized interest factor, may be retired under Option C.

Telecom has been in discussions with an ad hoc committee of its creditors who have indicated their support for Telecom’s debt restructuring proposal.

The APE solicitation and the execution of the APE is subject to the condition that holders of Telecom’s outstanding debt elect to retire at least the equivalent of US$300 million of Telecom’s unsecured financial debt under Option A.

The completion of the APE and the issuance date of the notes will also depend on obtaining requisite majorities approving the APE (in accordance with the Argentine Bankruptcy Law), the judicial homologation of the APE, the completion of the debt restructuring of Telecom Personal, and additional conditions precedent as described in the Solicitation Statement to be filed with the Argentine Comisión Nacional de Valores, the U.S. Securities and Exchange Commission and the Italian Commissione Nazionale per le Società e la Borsa (“CONSOB”).

The offer in Italy is subject to registration with CONSOB and publication of the Italian Solicitation Statement.

A registration statement containing the prospectus relating to the notes being issued to U.S. holders has been filed with the United States Securities and Exchange Commission but has not yet become effective. These notes will be offered by means of the prospectus and may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The prospectus will contain detailed information about Telecom Argentina and its management, as well as its financial statements.

Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration under Regulation S of the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any issuance of any of these notes in any jurisdiction in which

3

such offer, solicitation or issuance would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Once effective, a copy of the registration statement will be available in Luxembourg at the offices of BNP Paribas Securities Services, Luxembourg Branch, 23 Avenue de la Port Neuve, L 2085, Luxembourg.

For additional information please contact:

Telecom Argentina S.A.

Pedro Insussarry

Moira Colombo

Gastón Urbina

(54-11) 4968-3743

(54-11) 4968-3627

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones
Carlos Medina	Diego Steverlynck
(1-212) 761-6520	(54-11) 4319-5865

*********

Telecom is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom is one of Argentina’s two main telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom common stock is listed on the Buenos Aires Stock Exchange and Telecom ADSs are listed on the New York Stock Exchange.

*********

Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 (File No. 333-111790) filed by Telecom with the United States Securities and Exchange Commission on January 8, 2004, which is to be amended, and in any additional amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. Telecom undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*********

Carlos Felices

C.E.O.

4

Item 2.

FOR IMMEDIATE RELEASE

Market Cap: P$4.3 billion

(May 10, 2004)

Contacts:
Pedro Insussarry	Marlene Wechselblatt
Pablo Caride	Golin/Harris International
Telecom Argentina	(212) 697-9191
(54-11) 4968-3627/3626

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED FIRST QUARTER RESULTS

FOR FISCAL YEAR 2004 (“1Q04”) *

MAJOR EVENTS AND DEVELOPMENTS

•	During 1Q04 the following results were registered:

➢	Net Revenues amounted to P$1,017MM (+ P$166 MM or +20% vs. 1Q03)

➢	Operating Profit amounted to P$65 MM (+P$89 MM vs. 1Q03) mainly due to the positive evolution of the mobile business.

➢	Net Profit of P$124 MM (-783P$ MM vs 1Q03) was mainly due to the gain of P$262 million related to exchange differences arising principally from the effect of the appreciation of the Peso against the Euro and the Dollar on the Company’s financial debt.

•	In spite of the Net Profit registered during 1Q04, the Company still maintains an accumulated Net Loss which amounted to P$3,013 MM.

•	Shareholders Equity amounted to P$1,292 MM.

•	Net Financial Debt as of March 31, 2004 reached P$7,157 MM.

➢	The Financial Indebtedness Ratio (Net Financial Debt / Shareholders equity) decreased to 5.5 (from 6.5 as of December 31, 2003).

•	The operations of the Company are still being influenced by the pesification and freeze of regulated tariffs. Additionally, the results of the Company continues to be highly impacted by the fluctuation of the exchange rate of the Peso vs the Dollar and the Euro.

*	Non-financial data unaudited.

Buenos Aires, May 10, 2004 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, announced today a consolidated net gain of P$124 million for the 1Q04. Comparatively, consolidated net gain for 1Q03, was P$907 million.

Earnings per share and ADR for 1Q04 amounted to P$0.13 and P$0.63, respectively. Earnings per share and ADR for 1Q03, were P$0.92 and P$4.61, respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 1Q04 represented, 49%, 6% and 12% of net sales, respectively; compared with 53%, (3%) and 107%, respectively, for 1Q03.

Company Activities

Consolidated Net Revenues

(1Q04 vs. 1Q03)

Consolidated net revenues for 1Q04 totaled P$1,017 million, an increase of P$166 million, or 20%, compared with P$851 million for 1Q03. The increase can be largely attributed to the recovery in demand, particularly in the cellular business in Argentina.

Fixed Telephony

In the fixed telephony, local measured service revenues increased by P$14 million, or 13%, to P$118 million during 1Q04. Domestic long distance revenues increased by P$7 million, or 7%, reaching P$107 million. Revenues from both local and domestic long distance telephony increased due to higher traffic.

Total traffic volume (Local and DLD), measured in minutes, increased by 7% when compared to the same period of 1Q03.

Monthly charges increased by P$1 million, or 1%, to P$154 million for 1Q04 when compared to 1Q03, mainly due to the increase in customer lines. Customer lines as of March 31, 2004 increased to approximately 3,380,000, due to the recovery in demand, compared to approximately 3,266,000 as of March 31, 2003. This level of lines in service is still inferior to that registered in December 2001. Moreover, monthly charges remained stable after the “pesification” and freeze enforced by the Argentine Government in January 6, 2002.

Public telephony revenues increased by P$1 million, or 2%, to P$44 million as a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”).

Revenues generated by interconnection services increased by P$15 million, or 43%, to P$50 million, mainly due to the traffic increase registered in the fixed and cellular telephony businesses and the application of the Reference Stabilization Index (“Coeficiente de Estabilización de Referencia” or “CER”) to the prices of these services.

Regarding the international telephony, during 1Q04, revenues increased by P$1 million, or 2%, to P$54 million when compared to 1Q03, mainly due to the increase in incoming traffic and to lower discounts on tariffs.

Internet and Data Transmission

Revenues generated by the data transmission totaled P$79 million, representing a decrease of P$4 million, or 5%, mainly due to price discounts applied to address the increasing competition in this segment and the slow growth in demand for corporate data transmission services, partially compensated by the increase in ADSL connections from other Internet providers. As of March 31, 2004 total lines in service with ADSL connections amounted to 49,700 an increase of 18,400, or 59%, compared to approximately 31,300 as of March 31, 2003. Internet minutes represented 33% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues from the Arnet unit increased by P$4 million, or 29%, to P$18 million mainly due to the higher number of subscribers in ADSL high-speed access, as the Company increased the coverage of the service in the interior of the country. As of March 31, 2004, the number of Arnet’s ADSL subscribers reached approximately 50,800, while Internet dial-up customers reached approximately 156,400 increasing by 59% and 5% respectively, compared with March 31, 2003.

Cellular Telephony

The revenues generated by the cellular business during 1Q04 increased by P$123 million, or 52%, to P$360 million when compared to 1Q03.

Revenues of Telecom Personal in Argentina increased by P$117 million, or 58%, to P$318 million compared to 1Q03 mainly due to the higher number of subscribers, higher sales of pre-paid cards, higher Calling Party Pays revenues (CPP), the increase in revenues originated by charges for the termination of calls coming from other cellular operators “TLRD” which have been accounted since mid-2003, and the increase in national and international roaming sales.

Furthermore, the average revenue per user increased by 22% (to P$34 per customer, including revenues for TLRD). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2.852.000 at March 31, 2004, representing an increase of approximately 617,000 customers, or 28% compared with March 31, 2003.

It must be noted that in 1Q04 the level of competition in the celular market has increased significantly after the launch of GSM services by the operators in the market. Accordingly, Telecom Personal continued to increase the coverage and capacity of its GSM network and has continued with marketing campaigns aimed to reposition its brand and strengthen its market leadership.

The customer base as of March 31, 2004 amounted to approximately 2,299,000 prepaid subscribers, representing 81% of the total customer base, and approximately 553,000 post-paid subscribers, representing the remaining 19%.

Núcleo, Telecom Personal’s subsidiary that provides cellular services in Paraguay, generated P$42 million in revenues during 1Q04, which are consolidated into the mobile telephony segment together with the revenues of Telecom Personal. For Nucleo’s 1Q04 revenues represented an increase of P$6 million, or 17%, as compared to 1Q03.

As of March 31, 2004, Núcleo had approximately 535.000 customers, an increase of approximately 18.000 or 3%.

Directories

In the telephone directories’ publishing business, revenues from the affiliated company Publicom were P$2 million during 1Q04. The most important sales of Publicom generally take place during the second semester. As of today, the request to plays new adds, is improving compared with the previous year.

Operating Costs

The cost of services provided, administrative expenses and selling expenses for 1Q04 increased by P$77 million, or 9%, to P$952 million when compared to 1Q03, mainly due to the increase in labor, advertising, commission for handsets sales and TLRD costs in the cellular telephony. The evolution of costs is related to the increase in sales in the mobile telephony.

Salaries and social security contributions increased by P$21 million, or 19%, to P$133 million primarily due to the increase in salaries granted during the year 2003 and the increase in headcount as a consequence of the incorporation in September 2003 of employees previously employed by third parties and whose costs were previously accounted for under Services Fees. As of March 31, 2004, the headcount totaled 14,059, compared to 13,944 as of December 31, 2003.

The allowance for doubtful accounts totaled P$1 million of recovery. The positive evolution was related to the improvement in the levels of collection and the recovery of past due accounts especially in the fixed telephony business.

Sales commissions increased by P$16 million, or 44%, to P$52 million for 1Q04, as a consequence of commissions paid for new cellular customers and higher sales of cellular prepaid cards.

Costs related to advertising increased by P$17 million, or 340%, to P$22 million for 1Q04. This increase was mainly due to higher media advertising expenses for the Internet and cellular businesses.

In the cellular telephony business, the TLRD costs, which have been accounted since mid-2003, reached P$25 million. Additionally, in 1Q04 the cost of cellular handsets increased by $27 million reaching P$29 million mainly due to the increase in handsets sales as a consequence of the cellular business growth after the launch of the GSM service.

Depreciation of fixed and intangible assets decreased by P$48 million, or 10%, to P$429 million during 1Q04 as a consequence of the end of the amortization period of some assets.

Financial and Holding Results

The gains resulting from financial and holding results reached P$95 million for 1Q04 as compared to the gain of P$961 million in 1Q03. The gain in 1Q04 can be largely attributed to the $P262 million gain arising from net currency exchange differences derived from the appreciation of the Peso on the Consolidated Net Debt.

Other Expenses

Other expenses (net) decreased P$8 million, or 35%, to P$31 million for the 1Q04 compared to 1Q03 mainly as a result of higher severance payments.

Cash flow and Net Financial Debt

Net Debt (Loans minus Cash and Banks plus Investments) decreased by P$1,241 million, or 15%, to P$7,157 million for 1Q04 compared with 1Q03 (P$8,398 million), as a consequence of the lower exchange rate of the peso against the Euro, and the effect of the Debt Buy Back that took place in June 2003, and the cash flow generation of the company.

Investments

Of the total amount of P$61 million invested during 1Q04, P$28 million, or 46%, corresponds to fixed-line telephony, data transmission and Internet, and P$33 million or 54% to the cellular business as Telecom Personal continues with the deployment of the GSM network.

Other Matters

Annual General Shareholders Meeting

On April 29, 2004, Telecom Argentina held its Annual General Shareholders Meeting. Among other points, the Shareholders Meeting approved the FY03 Annual Report and Financial Statements, the Board’s proposal that the negative Unappropriated Retained Earnings of FY03 be allocated to FY04, the election of Board members, and the election of members of the Supervisory Committee (for the 16th fiscal year), the Audit Committee’s budget for FY04 and the designation of the PricewaterhouseCoopers & Co. as external auditors of the Company. Additionally, on the same day, the Board of Directors designated the members of the Audit Committee, whereby it began to perform its duties, in accordance to Decree 677/01.

Wi-FI

On March 24 2004, the Telecom Group together with Hewlett Packard, Intel and Microsoft, announced the implementation of free access during one year to the Wi-Fi facility in the Puerto Madero area. Additionally, Arnet launched its WI-Fi service under the name of “Arnet Highway Unplugged” specifically designed for homes and medium and small enterprises. The Wi-Fi service allows wireless high-speed access to Internet in spaces like Hotels and Airports. Telecom has been providing free access to this service in the Ezeiza and Jorge Newbery Airports since January 2004.

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Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A.. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A Additionally, the capital stock of Nortel is comprised of preferred shares that are held by minority shareholders.

On March 31, 2004, Telecom had 984,380,978 shares outstanding.

For more information, please contact Financial Planning & Investor Relations Department:

Pedro Insussarry

54-11-4968-3743

pinsussa@ta.telecom.com.ar

Moira Colombo

54-11-4968-3628

mcolombo@ta.telecom.com.ar

Gastón Urbina

54-11-4968-3627

gurbina@ta.telecom.com.ar

Mensajes: 54-11-4968-3627

Fax: 54-11-4313-5842

For information about Telecom Group services visit:

www.telecom.com.ar

www.telecompersonal.com.ar

www.arnet.com.ar

epymes.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

TELECOM ARGENTINA S.A.

Consolidated information

FIRST QUARTER—FISCAL YEAR 2003.

(In millions of Argentine pesos, except statistical data)

1-	Consolidated Balance Sheet

	Mar-31	Dec-31
	2004	2003	Δ $	Δ %
Cash, equivalents and investments	2,778	2,467	311	13%
Trade receivables	563	581	(18)	-3%
Other current assets	130	136	(6)	-4%

TOTAL CURRENT ASSETS	3,471	3,184	287	9%

Fixed & Intangible assets	8,465	8,846	(381)	-4%
Other non-current assets	269	240	29	12%

TOTAL NON-CURRENT ASSETS	8,734	9,086	(352)	-4%

TOTAL ASSETS	12,205	12,270	(65)	-1%

Accounts payable	421	451	(30)	-7%
Loans	9,909	9,996	(87)	-1%
Reserves	24	15	9	60%
Other current liabilities	187	222	(35)	-16%

TOTAL CURRENT LIABILITIES	10,541	10,684	(143)	-1%

Loans	26	86	(60)	-70%
Reserves	219	210	9	4%
Other non-current liabilities	72	69	3	4%

TOTAL NON-CURRENT LIABILITIES	317	365	(48)	-13%

TOTAL LIABILITIES	10,858	11,049	(191)	-2%

Minority Interest	33	32	1	3%
Temporary differences from translation	22	21	1	5%
Shareholders’ equity	1,292	1,168	124	11%

TOTAL LIABILITIES AND EQUITY	12,205	12,270	(65)	-1%

2-	Consolidated Loans

	Mar-31	Dec-31
	2004	2003	Δ $	Δ %
Corporate Bonds	4,703	4,912	(209)	-4%
Banks	1,686	1,638	48	3%
On purchase of fixed assets and inventories	2,539	2,595	(56)	-2%
Accrued interest	854	747	107	14%
Penalties or default interest	127	104	23	22%

TOTAL CURRENT LOANS	9,909	9,996	(87)	-1%

Banks	26	86	(60)	-70%

TOTAL NON-CURRENT LOANS	26	86	(60)	-70%

TOTAL LOANS	9,935	10,082	(147)	-1%

3-	Consolidated Income Statement

Three-Month Comparison

	Mar-31
	2004	2003	Δ $	Δ %
Net revenues	1,017	851	166	20%
Cost of services provided	(681)	(637)	(44)	7%

GROSS PROFIT	336	214	122	57%

Administrative expenses	(55)	(64)	9	-14%
Selling expenses	(216)	(174)	(42)	24%

OPERATING (LOSS)/PROFIT	65	(24)	89	-370%

Net financial & holding results	95	961	(866)	-90%
Other incomes & expenses	(31)	(23)	(8)	35%

RESULTS FROM ORDINARY OPERATIONS	129	914	(785)	-86%

Taxes on income	(4)	1	(5)	-500%
Minority interest	(1)	(8)	7	-88%

NET (LOSS)/INCOME	124	907	(783)	-86%

Operating (Loss)/Profit before D&A	494	453	41	9%

As a % of Net Revenues	49%	53%

4-	Consolidated Statement of Cash Flow

Three-Month Comparison

	Mar-31
	2004	2003	Δ $	Δ %
Net income	124	907	(783)	-86%
Depreciation and Amortization	429	477	(48)	-10%
Increase in provisions	—	—	—	—
(Increase)/decrease in assets	(22)	(114)	92	-81%
(Decrease)/increase in liabilities	(26)	87	(113)	-130%
Others, net	(124)	(1,023)	899	-88%

Total Funds generated by Operating Activities	381	334	47	14%

Total Funds applied to Investing Activities	(81)	15	(96)	-640%

Interests and financial expenses	(5)	(6)	1	-17%
Increase in financial debt, net	—	(1)	1	-100%

Total Funds applied to Financing Activities	(5)	(7)	2	-29%

Increase/(decrease) of Funds	295	342	(47)	-14%

5-	Consolidated Revenues Breakdown

Three-Month Comparison

	Mar-31
	2004	2003	Δ $	Δ %
Fixed Telephony	504	462	42	9%

Measured service
Local	118	104	14	13%
DLD	107	100	7	7%
Monthly charges	154	153	1	1%
Public telephones	44	43	1	2%
Interconnection	50	35	15	43%
Others	31	27	4	15%

International Telephony	54	53	1	2%

Data transmission	79	83	(4)	-5%

Data transmission Services	26	32	(6)	-19%
Monthly charges & Internet Traffic	35	28	7	25%
Others	18	23	(5)	-22%

Internet	18	14	4	29%

Cellular Telephony	360	237	123	52%

Telecom Personal	318	201	117	58%

Monthly fee and measured service	66	57	9	16%
Pre-paid card	86	53	33	62%
Calling Party Pays	60	66	(6)	-9%
TLRD *	26	—	26	—
Others	80	25	55	220%

Núcleo	42	36	6	17%

Monthly fee and measured service	9	9	—	0%
Pre-paid card	14	8	6	75%
Calling Party Pays	11	15	(4)	-27%
TLRD *	5	—	5	—
Others	3	4	(1)	-25%

Telephone Directories (Publicom)	2	2	—	0%

TOTAL NET REVENUES	1,017	851	166	20%

*	Charges for the temination of calls of the cellular operators.

6-	Consolidated Income Statement by Activities

Three-month period—FY 2004 (01/01/04 - 03/31/04)

(In million of Argentine pesos )

	Activities				Variation vs 1Q03
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES	655	360	2	1,017	166	20%

Salaries and social security contributions	(113)	(18)	(2)	(133)	(21)	19%
Taxes	(36)	(35)	—	(71)	(9)	15%
Materials and supplies	(38)	(9)	(1)	(48)	(16)	50%
Allowance for doubtful accounts	3	(2)	—	1	8	-114%
Settlement charges	(20)	—	—	(20)	1	-5%
Interconnection cost	(34)	—	—	(34)	(6)	21%
Lease of lines and circuits	(8)	—	—	(8)	3	-27%
Service fees	(12)	(3)	—	(15)	11	0%
Advertising	(6)	(16)	—	(22)	(17)	340%
Sales commissions	(13)	(39)	—	(52)	(16)	44%
Others	(32)	(88)	(1)	(121)	(63)	109%

Operating (Loss)/Profit before D&A	346	150	(2)	494	41	9%
Operating (Loss)/Profit before D&A Margin	53%	42%	-100%	49%	(0)	-9%
Depreciation of fixed assets	(325)	(77)	(1)	(403)	46	-10%
Amortization of intangible assets	(15)	(11)	—	(26)	2	-7%

OPERATING RESULTS	6	62	(3)	65	89	-371%

Interest on assets	(49)	13	—	(36)	105	-74%
Interest on liabilities	155	(24)	—	131	(971)	-88%

FINANCIAL AND HOLDING RESULTS	106	(11)	—	95	(866)	-90%

OTHER INCOMES AND EXPENSES	(20)	(11)	—	(31)	(8)	35%

RESULTS FROM ORDINARY OPERATIONS	92	40	(3)	129	(785)	-86%

Taxes on income	—	(5)	1	(4)	(5)	-500%
Minirity interest	—	(1)	—	(1)	7	-88%

NET (LOSS)/INCOME	92	34	(2)	124	(783)	-86%

Consolidated Income Statement by Activities

Three-month period FY 2003 (01/01/03 - 03/31/03)

(In million of Argentine pesos )

	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES	612	237	2	851

Salaries and social security contributions	(93)	(17)	(2)	(112)
Taxes	(39)	(23)	—	(62)
Materials and supplies	(24)	(7)	(1)	(32)
Allowance for doubtful accounts	(4)	(3)	—	(7)
Settlement charges	(21)	—	—	(21)
Interconnection cost	(28)	—	—	(28)
Lease of lines and circuits	(7)	(4)	—	(11)
Service fees	(22)	(4)	—	(26)
Advertising	(3)	(2)	—	(5)
Sales commissions	(15)	(21)	—	(36)
Others	(25)	(32)	(1)	(58)

Operating (Loss)/Profit before D&A	331	124	(2)	453
Operating (Loss)/Profit before D&A Margin	54%	52%	-100%	53%
Depreciation of fixed assets	(366)	(82)	(1)	(449)
Amortization of intangible assets	(16)	(12)	—	(28)

OPERATING RESULTS	(51)	30	(3)	(24)

Interest on assets	(110)	(31)	—	(141)
Interest on liabilities	840	260	2	1,102

FINANCIAL AND HOLDING RESULTS	730	229	2	961

OTHER INCOMES AND EXPENSES	(15)	(7)	(1)	(23)

RESULTS FROM ORDINARY OPERATIONS	664	252	(2)	914

Taxes on income	—	—	1	1
Minirity interest	—	(8)	—	(8)

NET (LOSS)/INCOME	664	244	(1)	907

7-	Ratios

	03/31/2004	12/31/2003
Liquidity	0.3	0.3
Consolidated Financial Indebtedness (*)	5.5	6.5
Total Consolidated Indebtedness	8.2	9.2
Return on equity (***)	0.1	3.5

(*)	Financial indebtedness = (Loans - Cash, equiv. & Investments) / Shareholders’ Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity - net income for the period).

8-	Statistical Data

	FIXED TELEPHONY
	03/31/2004		03/31/2003
TELECOM	Cumulat.	Quarter	Cumulat.	Quarter
Installed lines	3,800,819	734	3,802,524	60
Lines in service (2)	3,673,546	17,687	3,559,917	(30,367)
Customer lines	3,380,026	18,685	3,266,389	(27,563)
Public telephony lines	80,674	547	79,340	(472)
Digitalization (%)	100		100
Fixed lines in service per 100 inhabitants (northern region)	19.6	0.0	19.2	(0.2)
Investment in fixed assets (1)	21,040	61	20,810	13

(1)	Cumulative since the start of activities.
(2)	Includes direct inward dialing numbers connected to digital trunk lines

TELECOM ARGENTINA S.A.

Unconsolidated Information

FIRST QUARTER—FISCAL YEAR 2003

(In millions of Argentine pesos)

9-	Balance Sheet

	31-Mar	31-Dec
	2004	2003	Δ $	Δ %
Cash, equivalents and investments	2,297	2,028	269	13%
Trade receivables	313	317	(4)	-1%
Other current assets	97	119	(22)	-18%

TOTAL CURRENT ASSETS	2,707	2,464	243	10%

Fixed & Intangible assets	6,225	6,552	(327)	-5%
Other non-current assets	1,004	980	24	2%

TOTAL NON-CURRENT ASSETS	7,229	7,532	(303)	-4%

TOTAL ASSETS	9,936	9,996	(60)	-1%

Accounts payable	231	243	(12)	-5%
Loans	8,055	8,206	(151)	-2%
Reserves	10	10	—	0%
Other current liabilities	137	166	(29)	-17%

TOTAL CURRENT LIABILITIES	8,433	8,625	(192)	-2%

Compensation and social benefits payable	33	30	3	10%
Others liabilities	34	34	—	0%
Reserves	144	139	5	4%

TOTAL NON-CURRENT LIABILITIES	211	203	8	4%

TOTAL LIABILITIES	8,644	8,828	(184)	-2%

Shareholders’ equity	1,292	1,168	124	11%

TOTAL LIABILITIES AND EQUITY	9,936	9,996	(60)	-1%

10-	Income Statement

Three -Month Comparison

	31-Mar
	2004	2003	Δ $	Δ %
Net revenues	689	638	51	8%
Cost of services provided	(473)	(497)	24	-5%

GROSS PROFIT	216	141	75	53%

Administrative expenses	(32)	(36)	4	-11%
Selling expenses	(144)	(130)	(14)	11%

OPERATING (LOSS)/PROFIT	40	(25)	65	-260%

Equity income from related companies	(3)	214	(217)	-101%
Net financial & holding results	106	732	(626)	-86%
Other incomes & expenses	(19)	(14)	(5)	36%

RESULTS FROM ORDINARY OPERATIONS	124	907	(783)	-86%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	124	907	(783)	-86%

Operating (Loss)/Profit before D&A	380	357	23	6%

As a % of Net Revenues	55%	56%

TELECOM PERSONAL S.A.

Unconsolidated Information

FIRST QUARTER—FISCAL YEAR 2004.

(In millions of Argentine pesos)

11-	Balance Sheet

	03/31/2004	12/31/2003	Δ $	Δ %
Cash, equivalents and investments	494	452	42	9%
Trade receivables	165	173	(8)	-5%
Other current assets	60	41	19	46%

TOTAL CURRENT ASSETS	719	666	53	8%

Trade receivables	82	77	5	6%
Fixed & Intangible assets	1,904	1,942	(38)	-2%
Other non-current assets	71	68	3	4%

TOTAL NON-CURRENT ASSETS	2,057	2,087	(30)	-1%

TOTAL ASSETS	2,776	2,753	23	1%

Accounts payable	208	212	(4)	-2%
Loans	1,750	1,681	69	4%
Reserves	12	3	9	300%
Other current liabilities	45	49	(4)	-8%

TOTAL CURRENT LIABILITIES	2,015	1,945	70	4%

Reserves	68	64	4	6%
Loans	—	59	(59)	-100%
Other non-current liabilities	4	4	—	0%

TOTAL NON-CURRENT LIABILITIES	72	127	(55)	-43%

TOTAL LIABILITIES	2,087	2,072	15	1%

Temporary differences from transaltion	22	21	1	5%
Shareholders’ equity	667	660	7	1%

TOTAL LIABILITIES AND EQUITY	2,776	2,753	23	1%

12-	Income Statement

Three-Month Comparison	Mar-31
	2004	2003	Δ $	Δ %
Net revenues	321	205	116	57%
Cost of services provided	(211)	(141)	(70)	50%

GROSS PROFIT	110	64	46	72%

Administrative expenses	(15)	(22)	7	-32%
Selling expenses	(66)	(38)	(28)	74%

OPERATING (LOSS)/PROFIT	29	4	25	625%

Equity income from related companies	2	17	(15)	-88%
Financial & holding results	(13)	207	(220)	-106%
Other incomes & expenses	(11)	(7)	(4)	57%

RESULTS FROM ORDINARY OPERATIONS	7	221	(214)	-97%

Taxes on income	—	—	—	—

NET (LOSS)/INCOME	7	221	(214)	-97%

Operating (Loss)/Profit before D&A	97	82	15	18%

As a % of Net Revenues	30%	40%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 12, 2004	By:	/s/ Alberto Yamandú Messano

			Name:	Alberto Yamandú Messano
			Title:	Director